Exhibit 99.3

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Karine KACZKA

Magali PAILHE

Patrick GUENKEL

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 944 195 400 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total’s Board of Directors proposes a fourth quarter 2013

dividend of 0.61 euros per share, an increase of 3.4%

Paris, February 12, 2014 – The Board of Directors of Total proposed a final dividend of 0.61 euros per share for the fourth quarter 2013, an increase of 3.4% compared to the interim dividends of 2013.

Upon approval at the Annual Shareholders’ Meeting on May 16, 2014:

The final installment of 0.61 euros per share for the 2013 dividend will be paid according to the following timetable:

Ex-dividend date	June 2, 2014
Record date	June 4, 2014
Payment date	June 5, 2014

American Depositary Receipts (“ADRs”) will receive the final installment of the 2013 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

Ex-dividend date	May 28, 2014
Record date	May 30, 2014
Payment date	June 20, 2014

Registered ADR holders may also contact The Bank of New York Mellon for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank, or financial institution for additional information.

* * * * *

Total is at the forefront of international oil and gas groups, with activities in more than 130 countries. The Group is also a leading player in chemicals. Its 97,000 employees deploy their expertise at all levels in these industries: oil and natural gas exploration and production, refining and distribution, gas and renewable energy, trading and chemicals. They contribute to meeting the world’s present and future energy needs. www.total.com